FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated November 8, 2019

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
    (Translation of Registrant’s Name)

8501, Av. das Naçoes Unidas, 1st Floor
Pinheiros - 05425-070-São Paulo – SP, Brazil
    (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

*             *             *

This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance.  These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially fom those set out in the Company’s forward-looking statements.  You are cautioned not to put undue reliance on such forward-looking statements.  The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.  The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2019

BRF S.A.

	By:	/s/ Carlos Alberto Bezerra de Moura
		Name:	Carlos Alberto Bezerra de Moura
		Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	MATERIAL FACT

BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM Code 16269-2

MATERIAL FACT

BRF S.A. ("BRF" or the "Company") (B3: BRFS3; NYSE: BRFS), in continuation to the Material Facts disclosed on June 29th, 2018, February 07th, 2019, June 03rd, 2019, August 09th, 2019, and other information disclosed to the market since June 2018, informs its shareholders and the market in general that, as a result of the implementation of its Financial and Operational Restructuring Plan and the current prospects for the protein market, it updated the estimates for the Company’s net financial leverage, measured by the ratio of net debt divided by Adjusted EBITDA of the last 12 months, which should be around 2.75x by the end of 2019. BRF reinforces its commitment with the recovery of its operational margins and its financial discipline.

The Company will keep its shareholders and the market duly informed about any relevant developments regarding the matter.

São Paulo, November 8, 2019

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.

DISCLAIMER:

This Material Fact contains (i) “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange of 1934, as amended (for U.S. regulation purposes), and (ii) projections (“projeções”) within the meaning of Article 20 of Instruction CVM n. 480/2009 (for Brazilian regulation purposes). Statements contained herein that are not clearly historical in nature, including statements about the Company’s strategies and business plans, are forward-looking, and the words “estimate,” and “prospect” and similar expressions and future or conditional verbs such as “will,” and “should,” are generally intended to identify forward-looking statements. The Company may also make forward-looking statements including in its periodic reports and other written materials filed with the U.S. Securities and Exchange Commission (the “SEC”) and the Brazilian Comissão de Valores Mobiliários (the “CVM”). These forward-looking statements speak only as of the date they are made and are based, among other things, on the Company’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to (i) the general and economic conditions in Brazil and in other countries relevant to the Company’s operations; (ii) the conditions of the market and the consumption sector in general, like competition, demand for animal protein, price evolution, etc.; (iii) operational situation of the plants; and (iv) conditions of the price inputs and of the products of the markets where the Company operates. Further information regarding these factors is included in the Company’s filings with the SEC, including its annual report on Form 20-F, and with the CVM, including the Formulário de Referência. As a consequence, future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this Material Fact. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented as there is no guarantee that expected events, trends or results will actually occur.

This Material Fact may also contain forward-looking statements, estimates and other information concerning BRF’s industry that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and we have not independently verified the accuracy or completeness of the information.